November 12, 2007

Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Stephan Company Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-QSB for Fiscal Quarter Ended June 30, 2007 Filed April 18, 2007 and August 13, 2007 File No. 1-4436

Dear Mr. Thompson:

Pursuant to your October 30, 2007, letter to Frank F. Ferola, Chief Executive Officer, The Stephan Co., concerning Note 8, Income Taxes, Page F-19 from our Form 10-K for the Fiscal Year Ended December 31, 2006, kindly note the following responses to your inquiries regarding our previously submitted revised rate reconciliation:

The goodwill impairment, net of deferred tax benefit, is the result of multiplying the federal tax rate of 34% times the $6,706,000 intangibles impairment. This calculation amounted to approximately $2,280,000, or 39.8% of our pretax loss in 2006. This amount ($2,280,000) was netted with a deferred tax expense credit of approximately $1,210,000, or 21.2%, resulting from the analysis of our deferred tax assets and liabilities in accordance with SFAS 109. The net amount totaled approximately $1,070,000, or 18.6%, of the 2006 loss before income taxes.

The excess of tax amortization over book is the amount of amortization of intangibles remaining after the adjustment for the 2006 impairment. Please recall that, prior to the end of 2006, we had tax-deductible intangibles of about $12M; today we have intangibles of about $5M. Roughly $7.0M ($6.706M more precisely) was written off in Q4 2006 in accordance with SFAS 142. But the remainder is still subject to accelerated amortization. Therefore, we had an excess of tax over book amortization of approximately $1,520,000. The tax effect on this amount using a 34% tax rate amounted to approximately $520,000, or 9.0%, of the 2006 loss before income taxes.

Mr. William Thompson
November 12, 2007

The deferred tax benefit was calculated by multiplying the total of all timing differences for 2006, using the combined statutory rate of 37.6%, to arrive at approximately $2,160,000. For rate reconciliation purposes this amount should have been netted against the $2,280,000 impairment computation noted in paragraph two above.

These items affect our total income tax provision and effective income tax rate of 37.2% as follows: the goodwill impairment of 39.8% is offset by the deferred tax benefit of 37.2%. The inclusion of both timing differences on the rate reconciliation caused confusion and will not recur.

The excess of tax over book amortization on unimpaired intangibles is, likewise, a timing difference and will not be included in the rate reconciliation in future filings.

There are two items that constitute the principal elements of the difference between the statutory and effective rates: the deferred tax expense credit (see paragraph two: ($1,210,000), or (21.2%)), and the valuation allowance of $1,240,000, or 21.6%. These two items net to deferred tax expense of $30,000, or 0.4%. The remaining permanent differences include state income taxes, stock option compensation and other minor amounts.

The Company will revise the 2006 deferred tax footnote in the 2007 10-KSB to reflect the proper reclassifications and will properly disclose in the significant accounting policies footnote that certain reclassifications where made to the prior year financial statements to be in conformity with the current year presentation.

Sincerely,

/s/ Robert C. Spindler
Chief Financial Officer

cc: Frank F. Ferola